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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934.


                        Commission File No. 333-25433-01

                            PNC STUDENT LOAN TRUST I
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            (Exact name of registrant as specified in its charter)


       c/o The First National Bank of Chicago, as Eligible Lender Trustee
                      One First National Plaza, Suite 0216
                            Chicago, Illinois 60670
                                 (312) 407-1892
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                       Senior LIBOR Rate Class A-1 Notes
                       Senior Fixed Rate Class A-2 Notes
                       Senior Fixed Rate Class A-3 Notes
                       Senior Fixed Rate Class A-4 Notes
                       Senior Fixed Rate Class A-5 Notes
                       Senior Fixed Rate Class A-6 Notes
                       Senior Fixed Rate Class A-7 Notes
                       Senior LIBOR Rate Class A-8 Notes
                       Senior Fixed Rate Class A-9 Notes
                      Subordinate LIBOR Rate Class B Notes
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           (Title of each class of securities covered by this Form)

                                      None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/

        Approximate number of holders of record as of the certification or
notice date:   150
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         Pursuant to the requirements of the Securities Exchange Act of 1934,
PNC Student Loan Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 25, 1998
                                   By: PNC BANK, NATIONAL ASSOCIATION
                                   (Not in its individual capacity but solely
                                   as Administrator)

                                   By: /s/ BRYAN W. RIDLEY
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                                        Bryan W. Ridley
                                        Senior Vice President



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